SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No 16)

2002 Target Term Trust, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

902106103
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
14 Tobey Village Office Park
Pittsford, New York 14534
(716) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

 August 5, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [x]

(Page 1 of 4 pages)












ITEM 1	Security and Issuer
		Common Stock
		2002 Target Term Trust, Inc. ("TTR")
		1285 Avenue of the Americas
		New York, New York 10019
ITEM 2	Identity and Background
		a) Karpus Management, Inc. d/b/a/ Karpus Investment Management
		    ("KIM")
		    George W. Karpus, President, Director, and controlling stockholder
JoAnn VanDegriff, Vice President and Director, Sophie Karpus,      Director
		b) 14 Tobey Village Office Park, Pittsford, New York  14534
		c) Principal business and occupation- Investment Management for
		    individuals, pension and profit sharing plans, corporations,
		   endowments, trusts and others, specializing in conservative asset
		   management (i.e. fixed income investments ).
		d) None of George W. Karpus, JoAnn VanDegriff, or Sophie Karpus
		    (the "Principals") or KIM has been convicted in the past 5 years of
		    any criminal proceeding (excluding traffic violations).
		e) During the last five years non-of the Principals or KIM has been
		    a party to a civil proceeding as a result of which any of them is
		    subject to a judgment, decree, or final order enjoining future
		    violations of or prohibiting or mandating activities subject to, federal with respect to such laws.
		f) Each of the Principals is a United States citizen.
		    KIM is a New York State corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated shares
		of TTR on behalf of Accounts that are managed by KIM ("the Accounts")
		under limited powers of attorney.  All funds that have been utilized
		in making such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		KIM has purchased shares for investment purposes.  Being primarily
		a conservative, fixed income manager, with a specialty focus in the
		closed-end fund sector, the profile of TTR (being a conservative
		investment grade fund) fit the investment guidelines for various Accounts.
ITEM 5	Interest in Securities of the Issuer
		a) As of the date of this Report, KIM owns 686,675 shares which
		    represents 8.80% of the outstanding Shares.  George W. Karpus owns
		   1,500 shares purchased on December 13,1996 at a price of $13.625 per
		    share.  None of the other Principals or KIM presently own Shares.
 	b) KIM has the sole power to dispose of and to vote all of such Shares
		    under limited powers of attorney.
		 c) Open market purchases and sales for the last 60 days.
There have been no disposition and no acquisitions, other than by such	open
market purchases and sales during such period.

DATE
SHARES
PRICE PER

DATE
SHARES
PRICE PER


SHARE



SHARE
6/3/99
6000
14.125

7/1/99
4100
14.125
6/3/99
-6000
14.125

7/1/99
-1500
14.1875
6/11/99
15200
14.125

7/2/99
425
14.125
6/14/99
-1700
14.1875

7/2/99
-200
14.1875
6/14/99
2200
14.125

7/6/99
11650
14.125
6/17/99
2600
14.125

7/6/99
-600
14.1875
6/18/99
-100
14.1875

7/7/99
1100
14.125
6/18/99
450
14.125

7/8/99
-3700
14.125
6/21/99
1700
14.125

7/9/99
-250
14.0625
6/22/99
1200
14.125

7/13/99
-2000
14.0625
6/23/99
6800
14.125

7/21/99
3000
14.125
6/24/99
4750
14.125




6/25/99
1300
14.125




6/28/99
1600
14.125




6/29/99
-2000
14.1875




6/30/99
3700
14.125
































ITEM 6	Contract, Arrangements, Understandings, or Relationships with Respect
		to Securities of the Issuer.
		Except as described above, there are no contracts, arrangements
 	understandings or relationships of any kind among the Principals and KIM
		and between any of them and any other person with respect to any of
		TTR securities.
ITEM 7	Materials to be Filed as Exhibits
		Not applicable.


Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						Karpus Management, Inc.


August 5, 1999		                   By:_____________________
        Date						     Signature
 George W. Karpus, President
							  Name / Title